EXHIBIT 12
FERRO CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	2008	2007	2006	2005	2004
	(Dollars in thousands)
Earnings:
(Loss) income before income taxes	$(56,537)	$(117,518)	$17,803	$21,124	$28,507
Fixed charges	54,383	63,381	66,657	47,586	42,993
Minority interest & affiliate earnings	381	(420)	(605)	(603)	(196)
Dividends from equity investees	721	1,485	1,590	1,069	5,292
Depreciation on interest capitalized	133	562	502	389	436
Less: Interest capitalization	(1,761)	(2,271)	(1,136)	(71)	(214)

Total earnings	$(2,680)	$(54,781)	$84,811	$69,494	$76,818

Combined fixed charges and preferred stock dividends:
Interest expense, including amortization of discounts and capitalized expenses on debt	$51,671	$59,690	$64,427	$46,919	$41,993
Interest capitalization	1,761	2,271	1,136	71	214
Interest portion of rental expense	951	1,420	1,094	596	786

Total fixed charges	54,383	63,381	66,657	47,586	42,993
Preferred stock dividends	923	1,222	1,445	2,023	1,869

Combined fixed charges and preferred stock dividends	$55,306	$64,603	$68,102	$49,609	$44,862

Ratio of earnings to fixed charges:
Total earnings	$(2,680)	$(54,781)	$84,811	$69,494	$76,818
Divided by: Total fixed charges	$54,383	$63,381	$66,657	$47,586	$42,993

Ratio of earnings to fixed charges	—	—	1.27	1.46	1.79

Ratio of earnings to combined fixed charges and preferred stock dividends:
Total earnings	$(2,680)	$(54,781)	$84,811	$69,494	$76,818
Divided by: Combined fixed charges and preferred stock dividends	$55,306	$64,603	$68,102	$49,609	$44,862

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	1.25	1.40	1.71

Note:
     Total earnings were insufficient to cover the fixed charges for the years ended 2008 and 2007 by $57.1 million and $118.2 million, respectively, and were insufficient to cover the combined fixed charges for the years ended 2008 and 2007 by $58.0 million and $119.4 million, respectively. The insufficient earnings were primarily due to the non-cash impairment charges of $80.2 million and $128.7 million in the years ended 2008 and 2007, respectively. Accordingly, such ratios are not presented.
     Fixed charges are equal to interest expense (including amortization of deferred financing costs and costs associated with the Company’s asset securitization program), plus the portion of rent expense estimated to represent interest. Costs associated with the Company’s asset securitization programs were $5.8 million, $7.0 million, $5.6 million, $3.9 million and $2.4 million in the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.